SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

BLUEBIRD BIO, INC.

(Name of Subject Company (Issuer))

BEACON MERGER SUB, INC.

(Names of Filing Persons (Offeror))

a direct wholly owned subsidiary of

BEACON MIDCO, INC.

(Names of Filing Persons (Parent of Offeror))

a direct wholly owned subsidiary of

BEACON PARENT HOLDINGS, L.P.

(Names of Filing Persons (Indirect Parent of Offeror))

whose general partner is

BEACON GENERAL PARTNER, LLC

(Names of Filing Persons (Other Persons))

an affiliate of

CARLYLE PARTNERS GROWTH, L.P.

(Names of Filing Persons (Other Persons))

SK CAPITAL PARTNERS VI-A, L.P.

SK CAPITAL PARTNERS VI-B, L.P.

(Names of Filing Persons (Other Persons))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

09609G 209

(CUSIP Number of Class of Securities (Underlying Common Stock))

c/o The Carlyle Group One Vanderbilt Avenue New York, NY 10017 Telephone: +1 (212) 813-4900	SK Capital Partners 430 Park Avenue, 18th Floor New York, NY 10022 Telephone: +1 (212) 826-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Mark A. Stagliano, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	Gregg Griner, Esq. Albert Vanderlaan, Esq. Orrick, Herrington & Sutcliffe LLP 222 Berkeley St., Suite 2000 Boston, MA 02116 (617) 880-2212	Matthew S. Arenson, P.C. Kirkland & Ellis LLP 98 SE 7th St, Suite 700 Miami, FL 33131 (305) 432-5600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 7, 2025, as amended on March 21, 2025 and March 25, 2025 (as amended and together with any subsequent amendments and supplements hereto, the “Schedule TO”), by Beacon Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Beacon Midco, Inc., a Delaware corporation and wholly owned subsidiary of Beacon Parent Holdings, L.P. (“Parent”), a Delaware limited partnership, whose general partner is Beacon General Partner, LLC, a Delaware limited liability company. Parent is controlled by Carlyle Partners Growth, L.P. (“Carlyle”), a Delaware limited partnership, SK Capital Partners VI-A, L.P., a Cayman Islands exempted limited partnership, and SK Capital Partners VI-B, L.P., a Cayman Islands exempted limited partnership (SK Capital Partners VI-A, L.P. and SK Capital Partners VI-B, L.P. together, “SK Capital”). The Schedule TO relates to the tender offer by Merger Sub to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of bluebird bio, Inc., a Delaware corporation (the “Company”), in exchange for (i) $3.00 in cash per Share, subject to any applicable withholding taxes without interest thereon (the “Closing Amount”), plus (ii) one contingent value right (each, a “CVR”) per Share, representing the right to receive one contingent payment of $6.84, in cash (the Closing Amount and one CVR, collectively, or any greater amount per Share that may be paid pursuant to the Offer (as defined below), the “Offer Price”), subject to any applicable withholding taxes and without interest thereon, upon the achievement of the milestone specified in, and on the other terms and subject to the other conditions set forth in the Offer to Purchase, dated March 7, 2025 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together, as they may be amended, supplemented or otherwise modified from time to time, collectively constitute the “Offer”).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. This Amendment is being filed to extend the Expiration Time of the tender offer. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or the Schedule TO. You should read this Amendment together with the Schedule TO and the Offer to Purchase.

Items 1 through 9 and Item 11

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items 1 through 9 and Item 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1. The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items 1 through 9 and Item 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraphs thereto:

“On April 3, 2025, Carlyle and SK Capital announced an extension of the Expiration Time until one minute after 11:59 p.m., New York City time, on April 18, 2025, unless the Offer is further extended or earlier terminated as permitted by the Merger Agreement. The Offer was previously scheduled to expire one minute after 11:59 p.m., New York City time, on April 4, 2025.

The Depositary has advised Merger Sub that, as of the close of business on April 2, 2025, approximately 65,120 Shares have been validly tendered and not properly withdrawn pursuant to the Offer.

The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(C) and incorporated herein by reference.”

2. Section 6 (Price Range of Shares; Dividends on the Shares) of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

6. Price Range of Shares; Dividends on the Shares

The Shares currently trade on Nasdaq under the symbol “BLUE.” The following table sets forth the high and low intraday sale prices per Share for each quarterly period since December 31, 2022, as reported by Nasdaq:

	High	Low
Fiscal Year Ending December 31, 2025
First Quarter	$10.28	$3.56
Fiscal Year Ending December 31, 2024
Fourth Quarter	$15.40	$5.80
Third Quarter	$28.60	$9.15
Second Quarter	$26.00	$16.90
First Quarter	$38.40	$17.58
Fiscal Year Ending December 31, 2023
Fourth Quarter	$110.60	$25.20
Third Quarter	$87.60	$58.40
Second Quarter	$104.00	$55.60
First Quarter	$170.40	$59.00

On February 20, 2025, the last full day of trading before we announced the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $7.04 per Share. On March 6, 2025, the last full day of trading before commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $4.11 per Share. In comparison to the closing price per Share on March 6, 2025, the price per share being offered by Merger Sub in the Offer is $3.00 in cash per Share, subject to any applicable withholding taxes and without interest thereon, plus one CVR per Share, representing the right to receive one contingent payment of $6.84 in cash, subject to any applicable withholding taxes and without interest thereon, payable upon the achievement of the Milestone. There is no guarantee that the Milestone will be achieved or that stockholders will receive any payment in respect of the CVR. If the Milestone is not achieved, you will not receive any payment in respect of the CVR and the Closing Amount of $3.00 in cash per Share that you will receive in the Offer will be below (i) the closing price per Share on February 20, 2025, the last full day of trading before we announced the Merger Agreement, of $7.04, (ii) the closing price per Share on March 6, 2025, the last full day of trading before the commencement of the Offer, of $4.11 and (iii) the closing price per Share on April 2, 2025, the last full day of trading before the date of Amendment No. 3 to the Schedule TO, of $5.03. We encourage you to obtain a recent market price for your Shares before deciding whether to tender your Shares.

Parent and Merger Sub understand that the Company has never declared or paid cash dividends on the Shares and does not intend to declare or pay cash dividends on the Shares in the foreseeable future.

Amendments to the Offer to Purchase and Exhibits to the Schedule TO

All references to “11:59 p.m., New York City time, on April 4, 2025” set forth in the Offer to Purchase (Exhibit (a)(1)(A)), Form of Letter of Transmittal (Exhibit (a)(1)(B)), Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(C)), and Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) are hereby amended and replaced with “11:59 p.m., New York City time, on April 18, 2025.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(C)	Press Release, dated April 3, 2025.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 3, 2025

BEACON MERGER SUB, INC.

By:	/s/ Joe Bress
Name:	Joe Bress
Title:	President & Chief Executive Officer

BEACON MIDCO, INC.

By:	/s/ Joe Bress
Name:	Joe Bress
Title:	President & Chief Executive Officer

BEACON PARENT HOLDINGS, L.P.

By: Beacon General Partner, LLC, its general partner

By:	/s/ Joe Bress
Name:	Joe Bress
Title:	President & Chief Executive Officer

BEACON GENERAL PARTNER, LLC

By:	/s/ Joe Bress
Name:	Joe Bress
Title:	President & Chief Executive Officer

CARLYLE PARTNERS GROWTH, L.P.

By: CP Growth GP, L.P., its general partner

By: CP Growth GP, L.L.C., its general partner

By:	/s/ Joe Bress
Name:	Joe Bress
Title:	Vice President

SK CAPITAL PARTNERS VI-A, L.P.

By: SK Capital Investment VI, L.P.
Its: General Partner

By: SK Capital Investment VI, Ltd.
Its: General Partner

By:	/s/ Jerome Truzzolino
Name:	Jerome Truzzolino
Title:	Authorized Signatory

SK CAPITAL PARTNERS VI-B, L.P.

By: SK Capital Investment VI, L.P.
Its: General Partner

By: SK Capital Investment VI, Ltd.
Its: General Partner

By:	/s/ Jerome Truzzolino
Name:	Jerome Truzzolino
Title:	Authorized Signatory